SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

INSITE VISION INCORPORATED

(Name of Subject Company)

INSITE VISION INCORPORATED

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

457660108

(CUSIP Number of Class of Securities)

Timothy Ruane

Chief Executive Officer

InSite Vision Incorporated

965 Atlantic Avenue

Alameda, California 94501

(510) 865-8800

Copy to:

Timothy R. Curry

Jonn R. Beeson

Jones Day

1755 Embarcadero Road

Palo Alto, California 94303

(650) 739-3939

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of Filing Persons)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by InSite Vision Incorporated, a Delaware corporation (“InSite”), with the Securities and Exchange Commission (the “SEC”) on September 29, 2015, relating to the offer by Thea Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ranbaxy Inc., a Delaware corporation (“Ranbaxy”) and an indirect wholly owned subsidiary of Sun Pharmaceutical Industries Ltd., a company registered and existing in India under the Companies Act, 2013 (“Sun Pharma”), to purchase all of InSite’s outstanding shares of common stock, par value $0.01 per share, for $0.35 in cash per share, without interest and less any withholding of taxes required by applicable law, on the terms and subject to the conditions set forth in the Offer to Purchase, dated September 29, 2015 and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO filed by Purchaser, Ranbaxy and Sun Pharma with the SEC on September 29, 2015.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 4.	The Solicitation or Recommendation

The third paragraph on page 35 of the Statement under the heading “Item 4. The Solicitation or Recommendation—Background of the Merger” is hereby deleted in its entirety and replaced with the following paragraph.

“In the afternoon of September 11, 2015, Weil provided Jones Day with a revised proposal letter, followed by a draft amendment and restatement of the Amended QLT Merger Agreement. Thereafter, Guggenheim Securities confirmed with Greenhill the terms of the revised proposal from QLT. QLT’s revised proposal provided, among other things, (1) for an exchange ratio of 0.110 with a collar that would insure that a holder of shares of InSite common stock would receive QLT common shares with a value at closing of not less than $0.355 or more than $0.385, (2) that the aggregate number of QLT common shares issuable in connection with the merger with QLT would no longer be subject to a cap, and accordingly the issuance of such shares would require the approval of QLT’s shareholders, and (3) that the termination fee payable to QLT in connection with the termination of the transaction under certain circumstances would be increased to $4,500,000. The revised proposal did not provide for any termination fee or expense reimbursement that would be payable to InSite in the event that the transaction were terminated due to a failure to obtain QLT shareholder approval.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INSITE VISION INCORPORATED

By:	/s/ Louis Drapeau
Name:	Louis Drapeau
Title:	Vice President and Chief Financial Officer

Dated: September 29, 2015